UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Juniper Pharmaceuticals, Inc.

(Name of Subject Company (Issuer))

Catalent Boston, Inc.

A wholly owned subsidiary of

Catalent Pharma Solutions, Inc.

A wholly owned subsidiary of

Catalent, Inc.

(Names of Filing Persons (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

48203L107

(CUSIP Number of Class of Securities)

Steven L. Fasman, Esq.

Senior Vice President, General Counsel and Secretary

Catalent, Inc.

14 Schoolhouse Road

Somerset, New Jersey 08873

(732) 537-6200

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Richard A. Silfen, Esq.

Barry Steinman, Esq.

Peter D. Visalli, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$139,613,514.00	$17,381.88
(1)

Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as the sum of (i) 11,104,757 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Juniper Pharmaceuticals, Inc. (excluding unvested restricted stock which is addressed in clause (iii)) multiplied by $11.50, (ii) 1,776,900 Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $4.95 (which is $11.50 minus the weighted average exercise price for such options of $6.55 per Share) and (iii) 270,709 Shares issuable pursuant to outstanding unvested restricted stock awards that are anticipated to vest prior to the completion of the transaction multiplied by $11.50. The calculation of the filing fee is based on information provided by Juniper Pharmaceuticals, Inc. as of July 12, 2018, the most recent practicable date.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by .0001245.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,381.88	Filing Party: Catalent Boston, Inc., Catalent Pharma Solutions, Inc. and Catalent, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 17, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on July 17, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by (i) Catalent Boston, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Catalent Pharma Solutions, Inc., a Delaware corporation (“Parent”) and wholly owned subsidiary of Catalent, Inc., a Delaware corporation (“Catalent”), (ii) Parent and (iii) Catalent. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Juniper Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price per Share of $11.50, net to the seller in cash, without any interest, but subject to and reduced by any required withholding of taxes upon the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendment or supplement thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 11.

The information set forth in the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

“At 12:00 midnight, New York City time, at the end of Monday, August 13, 2018, the Offer expired. The Depositary has advised Purchaser that, as of the expiration of the Offer, a total of 9,285,239 Shares, representing approximately 82% of the Company’s currently outstanding Shares, were validly tendered and not withdrawn in the Offer, including 144,141 Shares tendered pursuant to guaranteed delivery procedures.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares that were validly tendered and not validly withdrawn prior to the expiration of the Offer.

Following the consummation of the Offer, Parent and Purchaser intend to complete the acquisition of the Company through the Merger without a meeting of the stockholders of the Company in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, each Share issued and outstanding immediately prior to such time (other than any (i) Shares held in the treasury of the Company, (ii) Shares that at the commencement of the Offer were owned by Parent or Purchaser, or any direct or indirect wholly owned subsidiaries of Parent or Purchaser, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by the Company’s stockholders who properly demanded and perfected appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price, net to the seller in cash, without any interest and subject to and reduced by any required withholding of taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on NASDAQ. Parent intends to take steps to cause the Shares to be deregistered under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On August 14, 2018, Catalent and the Company issued a joint press release relating to the expiration and results of the Offer and the anticipated timing of the Merger. The full text of the press release is attached as Exhibit (a)(5)(E) hereto, and is incorporated herein by reference.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(E)	Joint Press Release issued on August 14, 2018 by Catalent, Inc. and Juniper Pharmaceuticals, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2018

Catalent, Inc.

By:	/s/ Steven L. Fasman
	Name:	Steven L. Fasman
	Title:	Senior Vice President, General Counsel and Secretary

Catalent Pharma Solutions, Inc.

By:	/s/ Steven L. Fasman
	Name:	Steven L. Fasman
	Title:	Senior Vice President, General Counsel and Secretary

Catalent Boston, Inc.

By:	/s/ Steven L. Fasman
	Name:	Steven L. Fasman
	Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 17, 2018 *

(a)(1)(B)	Form of Letter of Transmittal *

(a)(1)(C)	Form of Notice of Guaranteed Delivery *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(F)	Summary Advertisement, published July 17, 2018 in the Wall Street Journal *

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Press Release issued on July 3, 2018 by Catalent, Inc. (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Catalent with the Securities and Exchange Commission (the “Commission”) on July 9, 2018) *

(a)(5)(B)	Presentation to the Company, dated July 3, 2018 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Catalent with the Commission on July 3, 2018) *

(a)(5)(C)	Letter from John Chiminski, Chairman and CEO of Catalent to the Company’s Employees, dated July 3, 2018 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO filed by Catalent with the Commission on July 3, 2018) *

(a)(5)(D)	Form of letter to employees of the Company based in the United Kingdom regarding the exercise of Stock Options *

(a)(5)(E)	Joint Press Release issued on August 14, 2018 by Catalent, Inc. and Juniper Pharmaceuticals, Inc.

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2018, among Catalent Pharma Solutions, Inc., Catalent Boston, Inc. and Juniper Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Catalent with the Commission on July 3, 2018) *

(d)(2)	Confidentiality Agreement, dated as of February 16, 2018, between Catalent Pharma Solutions, LLC and Juniper Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by the Company with the Commission on July 17, 2018) *

(g)	Not applicable

(h)	Not applicable

*	Filed previously